T3/11

BB 3/3

03001877

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Online Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13921 Park Center Road, Suite #100
(No. and Street)

Herndon (City) VA (State) 20171 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 703-234-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Jones and Associates, PLLC
(Name – *if individual, state last, first, middle name*)

108 Center Street, North, (Address) Vienna (City) VA (State) 22180 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

OATH OR AFFIRMATION

I, ~~Sue McKeown~~ ANJAN MOTAPARTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Online Securities Inc, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

STATE OF VIRGINIA
COUNTY OF FAIRFAX

M. A[illegible] Signature

PRESIDENT Title

S. McKeown Notary Public 4/30/03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Online Securities, Inc.

Financial Statements

For The Year Ended December 31, 2002

With Audit Report of Independent

Certified Public Accountants

TURNER, JONES & ASSOCIATES, P.L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

Turner, Jones & Associates, P.L.L.C.

Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Online Securities, Inc.
13921 Park Center Dr. Suite # 100
Herndon Virginia 20171

We have audited the accompanying balance sheet of Online Securities, Inc. (a Virginia Corporation) as of December 31, 2002, and the related statement of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant disclosures made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Jones & Associates PLLC
Vienna, Virginia
February 24, 2003

Online Securities Inc.
Balance Sheet
As of December 31, 2002

ASSETS

		2002
CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$	61,557
Commissions receivable from broker-dealers (Notes 1 & 4)		44,677
Cash deposited with clearing agent		366,489
Due from parent		1,052,760
Total current assets		1,525,483
OTHER ASSETS		
Prepaid expenses		3,854
Total other assets		3,854
TOTAL ASSETS	$	1,529,337

See accompanying notes and accountant's audit report

Online Securities Inc.
Balance Sheet (continued)
As of December 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

		2002
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	82,271
Payable to brokers and dealers (Note 4)		4,647
Credit card liability		451
Due to Affiliates		1,463
Payable to customers		4,085
Total current liabilities		92,917
Total liabilities		92,917
STOCKHOLDERS' EQUITY:		
Common stock, $.001 par value, (1000 shares authorized, 300 issued and outstanding)		3
Additional paid in capital		2,599,997
Retained earnings		(1,163,580)
Total stockholders' equity		1,436,420
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,529,337

See accompanying notes and accountant's audit report

Online Securities Inc.
Statement of Income and Retained Earnings
For The Year Ended December 31, 2002

REVENUES:		
Commissions, net	$	845,798
Other income		21,176
Total revenues		866,974
EXPENSES:		
Business property rental		20,996
Clearing fees expense		29,393
Commission expense (Note 1)		232,203
Data processing expense		293,636
Dues and subscriptions		26,376
Employee benefits		44,152
Insurance		24,554
Interest and bank charges		14,865
Occupancy costs		94,315
Office supplies and expense		7,264
Payroll taxes		32,810
Postage and delivery		19,459
Printing and copying		11,292
Professional and management fees		35,821
Professional education		1,214
Salaries		397,774
Taxes and licenses		9,087
Telephone		4,430
Total expenses		1,299,639

See accompanying notes and accountant's audit report

Online Securities Inc.

Statement of Income and Retained Earnings (continued)

For The Year Ended December 31, 2002

Net income/(loss) from operations	$	(432,665)
Interest income		13,851
Net income before provision for income taxes		(418,814)
Provision for income tax:		-
Net income		(418,814)
Retained earnings, beginning of year		(744,766)
Retained earnings, end of year	$	(1,163,580)

See accompanying notes and accountant's audit report

Online Securities Inc.
Statement of Cash Flows
For The Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (418,814)
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in commissions receivable	5,976,956
Change in due from parent	61,904
Decrease in deposits and prepaids	302,137
Change in accounts payable	(110,576)
Change in commissions payable	(89,293)
Change in other current liabilities	(6,976,507)
Net cash flows provided (used) by operating activities	(1,254,193)
CASH FLOWS FROM INVESTING ACTIVITIES:	
(Acquisition)/disposal of fixed assets	-
Net cash used by investing activities	-
NET INCREASE (DECREASE) IN CASH	(1,254,193)
CASH, BEGINNING OF PERIOD	1,315,750
CASH, END OF PERIOD	$ 61,557
SUPPLEMENTAL DISCLOSURES:	
Cash paid for income taxes	-
Cash paid for interest expense	14,865

See accompanying notes and accountant's audit report

Online Securities Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2002

	Common Stock		Capital in	Retained	
	Shares	Amount	Excess of Par	Earnings	Totals
Balance: December 31, 2001	300	3	2,599,997	(744,766)	1,855,234
Net Income/(Loss)	-	-	-	(418,814)	(418,814)
Balance: December 31, 2002	300	$ 3	$ 2,599,997	$ (1,163,580)	$ 1,436,420

See accompanying notes and accountant's audit report

Online Securities, Inc
Notes to Financial Statements
December 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Online Securities, Inc. is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers and Securities Investor Protection Corporation (SIPC). Mainly, the corporation conducts business with institutions and individuals located within the Federal Republic of Germany. The Corporation is an entirely owned subsidiary of Online Securities Holding, Inc (parent company)

Cash and Cash Equivalents:

For the purposes of these financial statements, the Corporation considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Securities Transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if then had been settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Corporation are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheet.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income:

Investment advisory fees are received quarterly but are recognized as earned pro rata basis over the term of the contract.

Statements of Cash Flows:

For purposes of the Statements of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturity of less than ninety days that are not held for sale in the ordinary course of business.

Online Securities, Inc
Notes to Financial Statements
December 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONT.

Income Taxes:

The corporation is included in the consolidated income tax returns filed by the parent company, Online Securities Holding, Inc. The Corporation and the parent company are subject to Federal Income Tax and Virginia Corporation Income Tax. Neither the Corporation nor its parent had any accrued liability for income taxes at December 31, 2002, as a valuation allowance equal to the net deferred tax asset has been established.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense:

The Corporation expenses the cost of advertising and promotions as incurred. Advertising cost charges to operation for the year ending December 31, 2002 were $0.00.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Corporation's financial instruments that are subject to concentrations of credit risk consist primarily of cash and accounts receivable.

The Corporation places its cash deposits in high quality financial institutions. At times, such deposits may be in excess of the FDIC insurance limit.

A significant portion of the amount receivable from brokers and dealers as of December 31, 2002 is due from the brokerage firm of Legg Mason Wood Walker Inc.

NOTE 3 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002 consist of commissions.

The Corporation clears some of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by deposits owned by the Corporation.

Online Securities, Inc
Notes to Financial Statements
December 31, 2002

NOTE 4 – NOTE PAYABLE

The Corporation maintains agreements to borrow funds to meet certain security transaction requirements. The short-term borrowing is secured, by securities owned by the Corporation, and by the customer securities for which full payment has not been received. All of these securities are held by the Depository Trust Company in the collateral pledge locations of the Corporation's account, when such collateral is required. The corporation also has a short-term line of credit that is guarantee by a shareholder of its parent. There were no outstanding balances under these agreements as of December 31, 2002.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Corporation had qualified net capital of $379,806, which was $329,806 in excess of its required net capital of $50,000. The net capital ratio was 3.91 to 1.

Online Securities, Inc.
Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission
For The Year Ended December 31, 2002
Schedule I

Total stockholders' equity at December 31	$ 1,436,420
Stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	1,436,420
Deductions and/or charges:	
Non-allowable assets	
Receivables from officers and affiliates	1,052,760
Prepaids, deposits, and other assets	3,854
Total deductions	1,056,614
Net capital before haircuts on securities positions	379,806
Haircuts on securities position	-
Total qualified net capital	$ 379,806

See accompanying notes and accountant's audit report

Online Securities, Inc.
Schedule of Computation and Reconciliation of Net Capital
Under Rule 15C-3-1 of the
Securities and Exchange Commission (continued)
For The Year Ended December 31, 2002
Schedule I

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial position		
Payable to brokers and dealers	$	4,647
Accounts payable and other liabilities		88,270
Total aggregate indebtedness	$	92,917

See accompanying notes and accountant's audit report

Online Securities, Inc.
Schedule of Computation and Reconciliation of Net Capital Under Rule 15C-3-1 of the Securities and Exchange Commission (continued)
For The Year Ended December 31, 2002
Schedule II

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness	$ 6,198
Minimum dollar requirement	50,000
Net capital requirement	50,000
Excess net capital	$ 329,806
Ratio: aggregate indebtedness to net capital	3.91

RECONCILIATION WITH CORPORATION'S COMPUTATION

Net capital, as reported in corporation's focus report	$ 389,167
Error in non-allowable assets	(3,854)
Net audit adjustments	(5,507)
Net capital per above	$ 379,806

See accompanying notes and accountant's audit report

Online Securities, Inc.
Information Relating to Possession or Control Requirements Under Rule 15C-3-1 of the Securities and Exchange Commission For The Year Ended December 31, 2002
Schedule III

The Corporation does not carry accounts of, or for, customers and conducts its business in accordance with the following condition and does not engage in any other securities activities:

> The Corporation introduces and forwards as a broker all transactions and accounts to another broker or dealer (Legg Mason Wood Walker, Inc) who carries such accounts on a fully disclosed basis and promptly forwards all the funds and securities of customers received in connection with its activities as a broker.

See accompanying notes and accountant's audit report

Turner, Jones & Associates, P.L.L.C.

Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

REPORT ON INTERNAL ACCOUNTING CONTROL BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Online Securities, Inc.
13921 Park Center Dr, Suite #100
Herndon Virginia 20171

In planning and performing our audit of the financial statements of Online Securities Incorporated (the Corporation), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Turner, Jones & Associates PLLC
Vienna, Virginia
February 24, 2003